Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

November 6, 2015

VIA EDGAR

Patrick Scott

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen Short Duration Credit Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-206449 and 811-22518

Dear Mr. Scott,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Short Duration Credit Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on November 10, 2015 or as soon thereafter as practicable.

Sincerely,

NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy Vice President and Secretary